NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749


SEC MAIL
PROCESSING
RECEIVED
WASH, DC
180

July 31, 2007


07025919

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
<u>News Release Dated July 31, 2007</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

PROCESSED
AUG 14 2007
THOMSON
FINANCIAL

for Barb O'Neill

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No.
82-4749

NEWS RELEASE

JULY 31, 2007

News Release: **07-10**

Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

THE SECOND PHASE OF FIELDWORK IS COMPLETE AT NORTHERN ABITIBI'S TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that its second phase of fieldwork at the Taylor Brook property is complete. The program included a detailed ground conductivity and magnetometer geophysical survey and 4 additional trenches.

Trenching and ground geophysics have been successful in expanding the size of the favorable metabasite host rocks over an area exceeding 125 meters long by up to 90 meters wide, and the zone remains open to the north. In addition, numerous dikes or irregular pods of metabasite have been found within felsic gneiss surrounding the main metabasite body. The geophysical survey has also expanded the known zone of near-surface sulfides and has discovered several new sulfide occurrences. One of these new sulfide occurrences, located 130 meters north of the Layden showing, returned grades up to 0.16% Ni and 0.2% Cu. Several geophysical anomalies remain untested.

The geophysical survey located a massive sulfide boulder under moss and dirt 20 meters north of the Layden showing. This boulder contains 2.7% nickel, 1.1% copper, and 0.06% cobalt. The source of this mineralized boulder remains uncertain.

Limited sampling at the Layden showing demonstrates potential for low grade nickel and copper mineralization surrounding high grade lenses. A 1.5 meter chip sample across the massive sulfide zone at the Layden showing returned values of 3.8% nickel, 1.3% copper, and 0.08% cobalt. A 3 meter chip sample in metabasite adjacent to the sulfide zone returned values of 0.29% nickel and 0.1% copper. The size of the low grade nickel-copper halo will be further evaluated when the high grade Layden showing is drill tested.

The company is preparing to drill test the Taylor Brook property. Drill pads have been constructed and drilling permits are in place. A drill program of up to 10 holes and 1000 meters of drilling is being planned. Targets to be drill tested include the high grade Layden showing, several zones of sulfides hosted within and surrounding the favorable metabasite unit, and several unexplained geophysical anomalies. The company is engaged in discussions with several drill contractors and we anticipate a drill rig could be available within 4 to 12 weeks.

In other news, exploration permits for the Viking Gold project have been applied for and are expected within 6 weeks. When permits are received an access trail will be put into the project and the large gold in soil anomalies will be trenched, mapped and sampled. A description of the Viking gold project is being added to our website at www.naminco.ca.

Rock samples were delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. Gold was assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All nickel values greater than 1100 parts per million were re-assayed using a nitric and hydrochloric acid digestion that extracts nickel only from sulfide mineralization and not from nickel silicate minerals. Assay results for platinum and palladium are not yet complete. The second field program was conducted and supervised by Dr. Shane Ebert, P.Geo., the Qualified Person responsible for the design and implementation of the field program and the preparation of this news release.

"Shane Ebert"
Shane Ebert
President/Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **JULY 31, 2007**

News Release: **07-10** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

THE SECOND PHASE OF FIELDWORK IS COMPLETE AT NORTHERN ABITIBI'S TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that its second phase of fieldwork at the Taylor Brook property is complete. The program included a detailed ground conductivity and magnetometer geophysical survey and 4 additional trenches.

Trenching and ground geophysics have been successful in expanding the size of the favorable metabasite host rocks over an area exceeding 125 meters long by up to 90 meters wide, and the zone remains open to the north. In addition, numerous dikes or irregular pods of metabasite have been found within felsic gneiss surrounding the main metabasite body. The geophysical survey has also expanded the known zone of near-surface sulfides and has discovered several new sulfide occurrences. One of these new sulfide occurrences, located 130 meters north of the Layden showing, returned grades up to 0.16% Ni and 0.2% Cu. Several geophysical anomalies remain untested.

The geophysical survey located a massive sulfide boulder under moss and dirt 20 meters north of the Layden showing. This boulder contains 2.7% nickel, 1.1% copper, and 0.06% cobalt. The source of this mineralized boulder remains uncertain.

Limited sampling at the Layden showing demonstrates potential for low grade nickel and copper mineralization surrounding high grade lenses. A 1.5 meter chip sample across the massive sulfide zone at the Layden showing returned values of 3.8% nickel, 1.3% copper, and 0.08% cobalt. A 3 meter chip sample in metabasite adjacent to the sulfide zone returned values of 0.29% nickel and 0.1% copper. The size of the low grade nickel-copper halo will be further evaluated when the high grade Layden showing is drill tested.

The company is preparing to drill test the Taylor Brook property. Drill pads have been constructed and drilling permits are in place. A drill program of up to 10 holes and 1000 meters of drilling is being planned. Targets to be drill tested include the high grade Layden showing, several zones of sulfides hosted within and surrounding the favorable metabasite unit, and several unexplained geophysical anomalies. The company is engaged in discussions with several drill contractors and we anticipate a drill rig could be available within 4 to 12 weeks.

In other news, exploration permits for the Viking Gold project have been applied for and are expected within 6 weeks. When permits are received an access trail will be put into the project and the large gold in soil anomalies will be trenched, mapped and sampled. A description of the Viking gold project is being added to our website at www.naminco.ca.

Rock samples were delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. Gold was assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All nickel values greater than 1100 parts per million were re-assayed using a nitric and hydrochloric acid digestion that extracts nickel only from sulfide mineralization and not from nickel silicate minerals. Assay results for platinum and palladium are not yet complete. The second field program was conducted and supervised by Dr. Shane Ebert, P.Geo., the Qualified Person responsible for the design and implementation of the field program and the preparation of this news release.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

JULY 31, 2007

News Release: **07-10**

Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

THE SECOND PHASE OF FIELDWORK IS COMPLETE AT NORTHERN ABITIBI'S TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that its second phase of fieldwork at the Taylor Brook property is complete. The program included a detailed ground conductivity and magnetometer geophysical survey and 4 additional trenches.

Trenching and ground geophysics have been successful in expanding the size of the favorable metabasite host rocks over an area exceeding 125 meters long by up to 90 meters wide, and the zone remains open to the north. In addition, numerous dikes or irregular pods of metabasite have been found within felsic gneiss surrounding the main metabasite body. The geophysical survey has also expanded the known zone of near-surface sulfides and has discovered several new sulfide occurrences. One of these new sulfide occurrences, located 130 meters north of the Layden showing, returned grades up to 0.16% Ni and 0.2% Cu. Several geophysical anomalies remain untested.

The geophysical survey located a massive sulfide boulder under moss and dirt 20 meters north of the Layden showing. This boulder contains 2.7% nickel, 1.1% copper, and 0.06% cobalt. The source of this mineralized boulder remains uncertain.

Limited sampling at the Layden showing demonstrates potential for low grade nickel and copper mineralization surrounding high grade lenses. A 1.5 meter chip sample across the massive sulfide zone at the Layden showing returned values of 3.8% nickel, 1.3% copper, and 0.08% cobalt. A 3 meter chip sample in metabasite adjacent to the sulfide zone returned values of 0.29% nickel and 0.1% copper. The size of the low grade nickel-copper halo will be further evaluated when the high grade Layden showing is drill tested.

The company is preparing to drill test the Taylor Brook property. Drill pads have been constructed and drilling permits are in place. A drill program of up to 10 holes and 1000 meters of drilling is being planned. Targets to be drill tested include the high grade Layden showing, several zones of sulfides hosted within and surrounding the favorable metabasite unit, and several unexplained geophysical anomalies. The company is engaged in discussions with several drill contractors and we anticipate a drill rig could be available within 4 to 12 weeks.

In other news, exploration permits for the Viking Gold project have been applied for and are expected within 6 weeks. When permits are received an access trail will be put into the project and the large gold in soil anomalies will be trenched, mapped and sampled. A description of the Viking gold project is being added to our website at www.naminco.ca.

END

Rock samples were delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. Gold was assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All nickel values greater than 1100 parts per million were re-assayed using a nitric and hydrochloric acid digestion that extracts nickel only from sulfide mineralization and not from nickel silicate minerals. Assay results for platinum and palladium are not yet complete. The second field program was conducted and supervised by Dr. Shane Ebert, P.Geo., the Qualified Person responsible for the design and implementation of the field program and the preparation of this news release.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.